SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Date: April 2, 2003

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
(Translation of registrant’s name into English)

Queens Gate,
15-17 Queens Terrace,
Southampton SO14 3BP,
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

Announcement from the Board of Directors
Lucite International

It is with deep regret and great sadness that we inform you of the loss of Scott Davidson, our friend, leader and CEO. Scott passed away in Beaconsfield, UK on Friday, 21st of March as a result of a heart attack.

Scott has led our business for 10 years and has driven it forward with incredible passion, vision, energy and creativity. He was a unique and charismatic leader who will be mourned by all of his friends and colleagues.

We ask that you join the Board in expressing our deepest sympathy to Stephanie, his wife, and sons Rod and John. Please keep them in your prayers and thoughts at this time.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lucite International Group Holdings Limited Registrant

	By:	/s/ Ian Lambert Name: Ian Lambert Title: Secretary/Director

Dated April 2, 2003